Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SmartFoam, Inc.
1930 Kellogg Avenue
Carlsbad, CA 92008
www.smartfoam.com

Up to $534,983.50 in Non-Voting Common Stock at $8.98
Minimum Target Amount: $9,994.74

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SmartFoam, Inc.
Address: 1930 Kellogg Avenue, Carlsbad, CA 92008
State of Incorporation: DE
Date Incorporated: February 05, 2016

Terms:

Equity

Offering Minimum: $9,994.74 | 1,113 shares of Non-Voting Common Stock
Offering Maximum: $534,983.50 | 59,575 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $8.98
Minimum Investment Amount (per investor): $350.22

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

- Super Early Bird
  - Invest in the first 72 hours and receive 6% bonus shares
- Early Bird
  - Invest in the first 6 days and receive 3% bonus shares

<u>Amount Based:</u>

- **Tier 1 - $1,500**
  - Invest $1,500+ and receive 1% bonus shares + FREE Shirt or Bottle
- **Tier 2 - $2,500**
  - Invest $2,500+ and receive 3% bonus shares + FREE Shirt or Bottle + FREE Smart Step (when available)
- **Tier 3 - $5,000**
  - Invest $5,000+ and receive 4% bonus shares + FREE Shirt or Bottle + FREE Smart Step (when available) + FREE 6 month subscription
- **Tier 4 - $10,000**
  - Invest $10,000+ and receive 6% bonus shares + FREE Shirt or Bottle + FREE Smart Step (when available) + FREE 12 month subscription
- **Tier 5 - $25,000**
  - Invest $25,000+ and receive 8% bonus shares + FREE Shirt or Bottle + (2) FREE Smart Steps (when available) + FREE 12 month subscription

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Smart Foam, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $8.98/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $898. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Using patented advanced nanomaterials, SmartFoam™ turns every day "dumb" foam into "smart" foam, creating a brand-new world of accurate, economical, and connected sensors.

Currently, SmartFoam is being used in footwear and exercise mats (fitness, yoga) with intended expansion into furniture, automotive, mattresses, carpeting and everywhere else dumb foam exists.

SmartFoam's first product currently heading into production is Smart Steps™, one of the world's first connected insoles for the footwear market. Today's activity and fitness trackers are too expensive, need to be re-charged, aren't very accurate, and require a fashion choice. Smart Steps™ measure your activity passively (untethered, no phone is required), require no charging (last the life of the shoe, ~ 400-500 miles), are over 98.9% accurate, are discrete (hidden inside your shoe), and are priced economically. Product line extensions of the insole focus on kids (gamification, obesity fighters), sports (balance for golf), and as a predictor/preventor of injuries.

Smart fitness and yoga mats are under development and next out of the gate with economically priced mats capable of measuring performance and providing coaching feedback. Other target markets include: mattresses (for better sleep), furniture (posture, sedentary tracking), flooring and security (smart home).

SmartFoam intends to have three revenue streams:

1) Product sale through partner channels (online, big box);

2) Freemium model for app/smart speaker connectivity (subscription); and

3) Sale of anonymized user data.

But SmartFoam's products aren't just intended for individual users as Corporate Wellness programs are on the horizon.

SmartFoam is a Delaware C Corp with no subsidiaries or affiliates.

Competitors and Industry

SmartFoam's first product, Smart Steps™, is an insole for measuring fitness and activity. As such, it plays in an overlapping playground of: wearables, footwear, fitness, Internet of Things (IoT) and consumer goods.

Dominant players vary accordingly as well, with FitBit, Apple, and Xiamo watches dominating the wearables and fitness categories. Major competitors in the footwear and consumer goods space focus on a specific offering or niche: Dr. Scholls (cost, odor), Superfeet (comfort), Wiivv (pain, health) or they are intent on putting a very expensive "lab in a shoe," such as Nike and Under Amour's previously failed attempts.

SmartFoam's core technology is based on government-funded research at a several US universities. However, research is continually being conducted in this space by other universities with the eventual intent to commercialize. Brigham Young and Georgia Tech are two of the most aggressive research universities in this space, with some form of spinouts in the startup stage.

However, SmartFoam employs a unique, patented technology, originally funded by NSA and NIH, and developed at the University of California San Diego, that uses piezolectric principles and materials that result in a very flexible, lightweight, economical sensor that rival technologies currently fail to match from a market demand expensive. Further, in-house development has agumented this original, university-driven research, expanding the Company's technology library well beyond the initial, core technology.

Products in the pipeline address problems in other industries. each with their own competitors. As this relates to fitness and yoga mats, currently, Lululemon and Manduka are the dominant players. To stay abreast of changing technology and at-home exercise trends, Lululemon has launched products intended to ease the use of or aid a mat user, although these are purely physical changes to the mat. Additionally, they recently purchased Mirror, a company that specializes in monitoring fintess via an at-home, technology-laden mirror. As of June 2021, Manduka has not released any technology-related products.

Current Stage and Roadmap

SmartFoam, a spin-out of University of California San Diego (UCSD) Advanced

Materials Lab, was incorporated in Delaware as an LLC in 2016. With initial venture funding of $3M from NextWave Ventures, SmartFoam began the process of moving the technology from lab to market. As the engineering work continued, the business development efforts focused on several markets: footwear, activity & fitness, sleep, impact sports, automotive, office furniture.

The markets with the most interest were footwear and sleep. Protoypes were developed in concert with the engineering team, with the goal of securing "go-to-market" partners as SmartFoam intends to market its products with co-branding partners as a step to expand sales and markets with "ingredient marketing," akin to "Intel Inside"(TM) or "Gortex"(TM).

There was a range of interest with the eventual footwear partner and online marketplace launch partner secured. In early 2019, the footwear partner dropped the project due to internal strategy discussions and leadership changes; however, SmartFoam and the online marketplace partner continued the project, with a focus on insoles rather than in the midsole of shoes, and a desire for connectivity to smart home speakers. SmartFoam's Smart Steps™ are the culmination of those efforts.

In 2019, additional funding (via convertible notes) of $2.6M was secured to aid in the transition from development to production.

SmartFoam's first product, the Smart Steps™ insole, has completed all development and production readiness (EVT, DVT, PVT) and is gearing up for mass production to satisfy the 2022 demand.

Third party estimates of online sales for Smart Steps alone are as follows:

Initial order (3 months): 45K units

Year 1: 70K - 220K units

Year 2: 1M - 1.5M units

Year 3: 2M - 3M units

These estimates were provided by our intended go-to-market partner, who has expressed interest in co-branding the insole for launch. Their estimates are ONLY for the Smart Steps™ insole sold via their channel and ONLY the adult version of the insole. They do not include any product line extensions or sales via other channels.

While this intended retail launch partner will handle all online insole sales, work is already underway to secure "big box" distribution channels (e.g. Target, Kohls, Walmart, Best Buy) with the expectation that they will come online in early 2022, two to three months after the online launch. This will require a significant marketing push.

Product line extensions are already in the works, such as kids insoles (with gamification, obesity tracking), and targeted insoles for specific sports and wellness issues (e.g. golf balance insoles, injury prediction/prevention insoles). The timing for these extensions match the "big box" channel expansion with an early/mid 2022 readiness.

Beyond the insole line, the next product is a Smart Yoga Mat and Smart Fitness Mat, utilizing the same production partners already in place with the insoles. Prototype mats are already complete with the expectation that production readiness will take another 6-8 months, and launch in mid-to-late 2022.

The Team

Officers and Directors

Name: Jeff Slosar

Jeff Slosar's current primary role is with TRAQ, Inc. . Jeff Slosar currently services Average 2 hrs. per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor / Board Member
  Dates of Service: September 28, 2021 - Present
  Responsibilities: Advisor to management during transition to full dedicated C-suite.

Other business experience in the past three years:

- **Employer:** NextWave Ventures
  Title: Managing Director.
  Dates of Service: February 15, 2011 - Present
  Responsibilities: The Fund is currently in stasis as all Principals manage individual portfolio companies. Jeff does not actively participate in the fund at this stage.

Other business experience in the past three years:

- **Employer:** TRAQ, Inc.
  Title: CEO
  Dates of Service: February 19, 2016 - Present
  Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision.

Other business experience in the past three years:

- **Employer:** SmartFoam, Inc.
  Title: CEO

Dates of Service: March 12, 2020 - September 27, 2021
Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision.

Name: David Wahl

David Wahl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Product readiness and production. Interfacing with contract manufacturing partners and vendors to maximize quality, match supply/demand and reduce cost.

Other business experience in the past three years:

- **Employer:** Jabil Circuit
  Title: Senior Vice President and General Manager
  Dates of Service: January 01, 1994 - January 01, 2019
  Responsibilities: Business strategy and operational excellence for successful organizations in the global manufacturing services industry with extensive international experience running operations in China, Mexico, Southeast Asia, Europe, and most recently in Africa. David has managed P&Ls ranging from $5M to $2B in annual revenue.

Name: Dr. Wei Yuan

Dr. Wei Yuan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Process Engineer and Project Manager
  Dates of Service: May 19, 2017 - Present
  Responsibilities: Research of advanced materials for eventual commercialization. Working at the inception of technology commercialization, Dr. Yuan is charged with development of materials intended for production 2-3 years from today.

Name: Jennifer Smith

Jennifer Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 28, 2021 - Present
  Responsibilities: Overall management of the Company. Responsible for developing and implementing strategic plan and corporate vision, with an initial focus on marketing and business development. Currently, Jennifer receives $0 in this role during pandemic.

Other business experience in the past three years:

- **Employer:** ITW
  Title: Director, Business Development Marketing and Sales
  Dates of Service: November 01, 2013 - March 31, 2020
  Responsibilities: Marketing, Sales and Business Development

Other business experience in the past three years:

- **Employer:** SmartFoam, Inc.
  Title: CMO
  Dates of Service: April 12, 2021 - September 27, 2021
  Responsibilities: Marketing and Business Development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the SmartFoam, Inc. (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. A prospective investor should recognize that there can be no assurance that the forecasted results will be achieved and should not place undue reliance upon our forecasts or the underlying assumptions. For example, our forecasts assume certain growth in the demand for our products. There can be no assurance that we will be able to find sufficient demand for our products, that consumers will believe our products are a better option than competing products, or that we will be able to produce products at a level that allows the Company to remain profitable.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Non-Voting Common Stock in this offering and may close on any investments that are made in excess of the offering minimum of $9,973.05. Even if the maximum amount is raised, we may need additional funds in the future in order to grow, which would result in dilution to its existing stockholders. The ability of the Company to obtain future financing is uncertain, and there can be no assurance that the entire offering can be sold. If we manage to raise only the minimum amount of funds sought, or otherwise fall short of our maximum offering goal, we may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact our operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product launch may never result in any commercial sales. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product launch may never result in any commercial sales. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Smart Steps insole. Delays or cost overruns in the development of our Smart Steps insole and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights

attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than normal. It is possible however that our new products will fail to gain market acceptance for any number of reasons. If the new product(s) fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. There can be no assurance that we will be successful in the face of increasing competition, or that competition will not have a material adverse effect on our business, financial condition and results of operations.

We are an early stage company and have not yet generated any profits
SmartFoam, Inc. was formed on February 16, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SmartFoam, Inc. has incurred net losses and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that SmartFoam and Smart Steps insoles are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission), FTC (Federal Trade Commission) and

other relevant government laws and regulations. The laws and regulations concerning the selling of our product(s) may be subject to change, and any changes in regulations may require us to change one or more of our products or subject us to increased expenses and costs as a result of such regulation, which may adversely affect our financial condition, your investment in the Company, and our interest in selling such affected product(s).

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a business that operates largely on the internet, we may be vulnerable to hackers who may access the data of our investors and customers. Any significant disruption in service on our computer systems could reduce the attractiveness of our products, damage our reputation and result in a loss of customers. Further, we rely on third-party technology providers to provide some of our core business activities, such as selling and marketing our products through email or text, taking payments, and ultimately transacting business with customers. Any disruptions of services or cyber-attacks either on our technology provider's or our systems could harm our reputation and materially negatively impact our financial condition and business. Furthermore, if we are the victim of a cybersecurity incident, we could be required to incur substantial costs and suffer other negative consequences, including but not limited to remediation costs, including liability for stolen assets or information and repairing system damage; increased cybersecurity protection costs; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; and litigation costs.

The transferability of the shares of Non-Voting Common Stock you are buying is limited; and your investment may be illiquid f or a long time.
Any shares of Non-Voting Common Stock purchased through this crowdfunding campaign are subject to SEC restrictions on transfer. This means that the stock that you purchase cannot be resold by you for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Even after the 12-month restriction period has ended, you should still be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. As a result, if you wish to sell

these securities in the future, you may not be able to find a buyer.

We are reliant on one main type of product, and our product offerings are not diversified.
Our current product and future products are variants on one type of consumer product - activity sensors using specific piezoelectric nanoparticles. Our revenues are therefore dependent upon the market for such smart sensors and the ability to sell these products. Should there be adverse information about the effects of these specific nanoparticles, or nanoparticles in general, or if there is a material reduction in the use of such sensors in our primary markets, our financial results could be adversely affected.

You will be a minority holder and hold common stock with no voting rights.
The securities that you are buying in this offering are shares of Non-Voting Common Stock which have no voting rights attached to them. This means that you will not have the ability to vote for the members of the Board of Directors of the Company, or otherwise on corporate actions. By making an investment, you are trusting in management and their ability to make good business decisions that will grow your investments. Furthermore, the common stock you are purchasing has no liquidation preference or other preferential rights. Therefore, in the event of a liquidation of our Company, you will only receive payment on your common stock if there are any proceeds remaining after all of the creditors of our Company have been paid out, and any liquidation preferences or preferential returns associated with preferred stock have been fulfilled.

We have existing trademarks, copyrights, patents, and other IP assets that we might not be able to protect properly.
We believe one of the most valuable components of the Company is our intellectual property portfolio. We own several trademarks, copyrights, Internet domain names, patents, pending patent applications, trade secrets, and exclusive licenses. Due to the value of our intellectual property portfolio, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations, however, protecting and monitoring infringement upon our intellectual property is costly, and we may be required to pay large legal expenses to protect our intellectual property portfolio that may or may not succeed. There can be no assurance that protection under intellectual property law will be given to the Company's products or processes, or that competitors will not be able to independently develop similar products.

Our trademarks, copyrights, patents, and other IP could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our trademark, copyright protection, and patents without being required to stop or obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair our

ability to compete in the marketplace. Moreover, if our trademarks, copyrights, and patents are deemed unenforceable, we will almost certainly lose any potential revenue we might be able to gain by being able to prevent a competitor's usage thereof or entering into sublicenses. This would cut off a potentially significant revenue stream for the Company.

The cost of enforcing our trademarks, copyrights, and patents could prevent us from enforcing them.
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademarks, copyrights, or patents outweighs the value of winning the suit considering the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks, copyrights, or patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to require competitors to stop or enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to protect our trademarks, copyrights, or patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We have no historical online or brick-and-mortar retail performance.
A large portion of the proceeds from this Non -Voting Common Stock offering will go towards retail expansion, both online and through "big box" brick-and-mortar retailers (e.g. Target, Kohl's Best Buy, etc.). Because SmartFoam, Inc. has not yet engaged in selling its products through these retail channels at any significant level, there are no historical precedents for how the Company's products will perform in retail. If you are investing in this offering, it is because you believe, in part, that the Company's products will perform well in a retail environment. You understand that if the Company's products do not perform well in retail, it may require changing its business plan away from retail expansion and may materially affect the Company in a negative way.

We may be negatively affected by rule changes on our advertising channels.
SmartFoam intends to rely heavily on acquiring customers and drive repeat sales through advertising channels such as Facebook, lnstagram, Snapchat, Amazon, Google, Youtube, and other platforms. Currently, SmartFoam is allowed to advertise on these channels without limitation. As advertising restrictions are outside the control of SmartFoam however, these platforms may choose to impose restrictions on SmartFoam's ability to advertise and impose advertising limitations that negatively affect the performance of our advertisements. Other traditional advertising channels (e.g. television, newspaper, magazines, billboard, etc.) may also impose advertising restrictions that adversely affect SmartFoam's advertising performance. There have also been some recent widespread changes, such as the enactment of the California Consumer Privacy Act of 2018, and both Apple's and Android's recent OS changes that have broadly reduced both digital ad platforms' ability to track consumer behavior,

which in turn can negatively affect their ability to target consumers as effectively as in the past. These changes and any similar changes in the future can negatively affect our ability to acquire new customers in a cost-effective manner. As SmartFoam intends to rely on being able to freely advertise its products to drive sales and revenue, current and future limitations on our ability to advertise may negatively affect the Company.

We may be negatively affected by rule changes on our sales channels or onerous demands by our sales channel partners.
At the outset, the Company is planning on relying heavily on Amazon to be able to sell its products. Rule changes by our sales channels may restrict our ability to sell our product(s), thus negatively affecting our Company. If Amazon were to either limit our ability to sell our current and future product(s), we would be negatively affected. The ability to freely sell our products on Amazon is critical to the success of our Company. Amazon frequently changes its policies, as well as hardware and software standards, of any products that either compete with Amazon branded products or interfere with their intended strategic direction. Recently, Amazon imposed a temporary moratorium on launching gadget-related products that interface with their Alexa smart speaker, given Amazon's desire to streamline the third-party hardware used to perform such interface work. Such changes can adversely our products, our ability to sell products on the platform, and/or result in significant expenses and cost associated with redesigns required to bring the Company into compliance. Further, for some companies that Amazon feels are heavily dependent upon their platform for growth, they will request investment via warrants at steep discounts. Acquiescing to such requests might adversely affect the Company, its growth prospects and your investment in the Company. The policies of both current and future sales channels, such as those employed by retailers, may negatively affect our ability to sell our products through those future sales channels, limiting our ability to reach a wider range of customers. Any limitations on our ability to freely sell our products, or current and future limitations of these sales may have a negative effect on our sales and revenues.

We face product liability risks.
The manufacture and sale of any product using nanoparticles raises the risk of product liability claims and litigation to prosecute such claims. These claims may derive from the product itself or a contaminant found in the product from the manufacturing. Regulatory bodies worldwide are starting to address potential risks posed by nanoparticles. At this time, neither engineered nanoparticles nor the products that contain them are subject to any specific regulation regarding production, handling or safety labeling. At the nanoscale, materials can exhibit new or altered properties. These potential changes may merit regulatory oversite as they relate to effects on product safety. Studies of the health impact of airborne particles (including nanoparticles) generally show that smaller particles are more toxic, with the focus of this research being on particles under 100nm. Currently, the Company uses nanoparticles that are chemically and biologically non-toxic, exist naturally in nature, are double-encapsulated, and are 200nm in size. We rely upon published and unpublished safety information including clinical studies on nanoparticles used in our

products. Previously unknown adverse reactions resulting from human interaction, ingestion or inhalation of these nanoparticles could occur. As a marketer of products containing nanoparticles, we may be subjected to various product liability claims, including that the products contain contaminants, the products include inadequate instructions as to their proper use, or the products include inadequate warnings concerning possible ill effects due to interaction, ingestion or inhalation of such substances. It is possible that widespread product liability claims could increase our costs, and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles and may make it more difficult to secure adequate insurance coverage in the future. Any product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in tum could adversely affect our revenues and operating income. In addition, our product liability insurance may fail to cover future product liability claims, thereby requiring us to pay substantial monetary damages and adversely affecting our business.

Adulteration or shortage of key raw materials or ingredients needed for our businesses could materially and adversely affect our business, financial condition, and results of operations.

We are reliant upon the supply of raw materials and ingredients for our products. If any raw material or ingredients are adulterated and do not meet our specifications, it could significantly impact our ability to manufacture products and could materially and adversely impact our business, financial condition, and results of operations. In addition, if we are no longer able to obtain the resources, raw materials or ingredients we need from one or more of our suppliers on terms reasonable to us or at all, including as a result of the increased demand that may be placed on our suppliers as a result of public health epidemics such as the COVID-19 pandemic, our customer relationships could be materially and adversely affected, which could have a material impact on our business, financial condition, and results of operations.

SmartFoam sells products that use electronics and batteries, opening the Company up to potential liability.

Companies selling products that that use electronics and batteries, especially lithium batteries, in close proximity to or touching skin face additional risks. Lithium batteries are harmful if swallowed. Further, lithium batteries can overheat and possible explode when short circuited. Consumers of our products could ignore our instructions and their use or misuse could lead to product failure and product liability. Any litigation arising as a result of the use of our product may result in damages, penalties or fines as well as reputational damage to us, and as a result, our business and our investment could be materially adversely affected.

We may become a party to lawsuits that arise in the ordinary course of business.

We may become a party to lawsuits that arise in the ordinary course of business in the future, including but not limited to claims arising from or relating to personal injury, property damage, breach of contract, claims involving employee relations, certain administrative proceedings, false advertising claims, failure to comply with laws and regulations, failure to protect our customer's personal information, product liability claims, or securities lawsuits and derivative complaints. The possibility of such litigation, and its timing, is in large part outside our control. It is possible that future litigation could arise that could have material adverse effects on our business and our financial condition.

If we face regulatory investigations or product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.
We may be exposed to regulatory investigations or product recalls and adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A regulatory investigation or product recall could result in substantial and unexpected costs and expenditures, which would reduce operating profit and cash flow. In addition, a regulatory investigation or product recall may require significant management attention, hurt the value of our brands and lead to decreased demand for our products. Regulatory investigations or product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations, increase litigation risks and could have a material adverse effect on our business, results of operations, financial condition, and cash flow.

Some of our products depend on an exclusive license.
SmartFoam, Inc. has an exclusive license on some of its core technology from the University of California San Diego. As part of this agreement, the Company must adhere to various provisions, such as paying timely royalty payments and submitting timely reports, among other requirements. Failure to follow these provisions, which may be subjective, could result in a revoking of the exclusivity of the licensing agreement which would have a material adverse effect the economics of the business.

It may take us longer than expected to launch new products or services, and some may never be launched. Further, launching new products or services may expose the Company to new risks associated with those products or services.
We are planning on launching a new product, called Smart Steps™. It is an intelligent insole capable of measuring activity, reporting its results via an associated mobile app. While currently ready for mass production, there is the risk that the Company may never be able to finish or release it due to concerns around what may be considered medical advice versus educational content, and/or a change in business plans. If it is launched, it may eventually be ceased if there is not a return on investment of the product and app. Further, in the event we do launch the Smart Steps™ insole and app, the Company could be subject to liability from claims of users of the app that they suffered harm from relying on the information provided by this app, which could require the Company to incur significant legal defense costs. This is a similar risk with all the Company's product roadmaps and launch plans, both currently in place as well as those products not yet envisioned. As with all research, development, and launch of new products and services, the activity is risky. The Company's management team may decide that new products or services are not a good potential return on investment and may decide to cease them. The Company may not see beneficial performance of new products or services on the market and may decide

to cease them.

Unfavorable publicity could materially harm our business.

We are highly dependent upon consumers' perceptions of the safety, quality, and efficacy of our products, as well as similar products distributed by other companies. Future scientific research or publicity may not be favorable to our industry or any product. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the use of our product or any similar products distributed by other companies could have a material adverse impact on us. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. Adverse publicity could also increase our product liability exposure, result in increased regulatory scrutiny and lead to the initiation of private lawsuits.

Product returns may adversely affect our business.

Returns are part of our business. We offer customer a full refund on any product with material defects or that lacks the advertised operability and function. Product returns are projected as part of our financial estimates, however, if we see a material increase in this projected return rate, our financial results could be adversely affected.

We may be affected by natural disasters and other catastrophic events that are outside of our control.

We depend on our ability to continue the smooth operation of our business, including the ability to engage in the day-to-day selling and business building activities and the continued ability of our inventories and products to move reasonably unimpeded around the world. Any material disruption caused by natural disasters or other unforeseen events, including, but not limited to, fires, floods, hurricanes, volcanoes, and earthquakes; global pandemics such as the COVID-19 pandemic; power loss or shortages; environmental disasters; telecommunications or business information systems failures; acts of war or terrorism and other similar disruptions, including those due to cybersecurity incidents, ransomware, or other actions by third parties, could adversely affect our ability to conduct business. If such disruptions result in significant cancellations of orders, contribute to a general decrease in local, regional or global economic activity, directly impact our marketing, manufacturing, financial or logistics functions, or impair our ability to meet demand, our operating results and financial condition could be materially adversely affected. We cannot make any assurances that any future unforeseen events, including those due to cybersecurity incidents, ransomware, or other actions by third parties, will not adversely affect our ability to operate our business and our financial condition and results of operations.

We may discontinue the manufacturing and distribution of certain products which may adversely impact our business, results of operations, and financial condition.

We continually evaluate the performance of our products and may determine that it is in our best interest to discontinue the manufacture and distribution of certain of our products for various reasons, including commercial, regulatory, strategic, or other reasons. We cannot guarantee that we have correctly forecasted, or will correctly forecast in the future, the appropriate products to discontinue or that our decision to discontinue various products is prudent if conditions, including market conditions, change. In addition, we cannot assure you that discontinuing one or more products will reduce our operating expenses or will not cause us to incur material charges associated with such a decision. Furthermore, discontinuing one or more existing products entails various risks, including, in the event that we decide to sell the discontinued product, the risk that we will not be able to find a purchaser for such products or that the purchase price obtained will not be equal to at least the book value of the net assets for such products. Other risks include managing the expectations of, and maintaining good relations with, our customers who previously purchased products that we subsequently discontinued, which could prevent us from selling other products to them in the future. Moreover, we may incur other significant liabilities and costs associated with discontinuing one or more of our products, which could have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide hosting and distribution services essential to the success of our business.

We rely on third parties to provide a variety of hosting (e.g. Amazon AWS to store data) and distribution services (e.g. Apple Store to host and distribute the IOS version of the app). These services are essential business functions for us. It is possible that some of these third parties will fail to perform their services or will reject or cancel their support of our Company or its product(s). It is possible that we will experience delays, cancellation, lengthy certification requirements, or other problems associated with their support that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key support operations could materially and adversely affect our business. As a result, our operations and your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
NWV Opportunity Fund II, LP (GP is NWV General Partner, LLC. Jeff Slosar is the Managing Partner and majority owner (20%)).	1,000,000	Common Stock	37.2
Pelagic Group, LLC (Jeff Slosar, Managing Director and majority owner 99.9%)	760,000	Common Stock	28.3

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, Preferred Stock, Series AA Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 59,575 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,852,018 outstanding.

Voting Rights

3. Voting Rights. (a) General Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights. (b) Cumulative Voting. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one

candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. (c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; (ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; (iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; (iv) effect any merger or consolidation or any other Liquidation Event; or (v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

Material Rights

Please refer to Preferred Stock material rights section for further detail on Liquidation

Preference and Conversion Rights. Please also refer to Exhibit F of our Form C for our full Articles of Incorporation.

Stock Options

The total amount outstanding includes 200,000 of shares to be issued pursuant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Please refer to Preferred Stock material rights section for further detail on Liquidation Preference and Conversion Rights. Please also refer to Exhibit F of our Form C for our full Articles of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

3. Voting Rights. (a) General Rights. Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights. (b) Cumulative Voting. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as

such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. (c) Series AA Preferred Stock Protective Provisions. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; (ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption; (iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; (iv) effect any merger or consolidation or any other Liquidation Event; or (v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

Material Rights

2. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:

(a) Preference. In the event of (i) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or not, (ii) the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Corporation, (iii) the exclusive license of all or substantially all of the material intellectual property rights of the Corporation, or (iv) the acquisition of the Corporation by means of consolidation, corporate reorganization, merger or other transaction or series of related transactions in which shareholders of the Corporation immediately prior to such transaction(s) do not own at least a majority of the outstanding voting securities of the successor entity (in each case, other than in connection with capital raising transactions undertaken in the ordinary course of business, or a reincorporation of the Corporation into another jurisdiction) (each, a "Liquidation Event"), distributions to the Corporation's shareholders shall be made in the following manner:

(i) The holders of Series AA Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or property of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the greater of (A) the Original Series AA Price (as defined in Section 5(a) hereof) per share (appropriately adjusted for any Recapitalization Event with respect to such shares), for each share of Series AA Preferred Stock then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series AA Preferred Stock (collectively, the “Series AA Preference”); or (B) such amount per share as would have been payable to such holder thereof if such shares of Series AA Preferred Stock had been converted into Common Stock pursuant to Section 5 hereof immediately prior to a Liquidation Event. If upon the occurrence of such events, the assets and funds available for distribution are insufficient to permit the payment to the holders of Series AA Preferred Stock of such full Series AA Preference, then the entire assets and funds of the Corporation legally available for distribution to shareholders will be distributed among the holders of the Series AA Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to clause (A) of the preceding sentence of this Section 2(a)(i).

(ii) After payment has been made to the holders of Series AA Preferred Stock of the full amounts to which they are entitled pursuant to Section 2(a)(i) above, the remaining assets of the Corporation available for distribution to shareholders shall be distributed ratably among the holders of Common Stock, both voting (“Common Stock”) and non-voting (“Non-Voting Common Stock.”)

(b) Value of Securities and Property. The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value at the time of payment to the Corporation or at the time made available to shareholders, all as determined by the Board of Directors in the good faith exercise of its reasonable business judgment, provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the Wall Street Journal or similar publication; and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(c) Right to Convert. Nothing hereinabove set forth shall affect in any way the right of each holder of Series AA Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section 5 hereof.

(d) Consent for Certain Repurchases. In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California General Corporations Code (the "CGCL") shall not apply in all or in part with respect to such repurchases, and each holder of an outstanding share of Series AA Preferred Stock shall be deemed to have consented, solely for the purposes of Sections 502, 503 and 506 of the CGCL, to the distributions deemed to be made to such holders of Common Stock.

4. Conversion Rights. The holders of the Series AA Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Series AA Preferred Stock shall be convertible without the payment of any additional consideration by the holder thereof and, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent of the Corporation for the Series AA Preferred Stock. Each share of Series AA Preferred Stock shall be convertible at the conversion rate determined by dividing the Original Series AA Price by the Series AA Conversion Price (determined as provided herein) in effect at the time of conversion. The "Original Series AA Price" shall be $3.00 and the initial "Series AA Conversion Price" shall be $3.00. The number of shares of Common Stock into which each share of Series AA Preferred Stock may be converted is hereinafter referred to as the "Series AA Conversion Rate" of the Series AA Preferred Stock. The Series AA Conversion Price shall be subject to adjustment as set forth in Section 5(c) of this Article.

(b) Automatic Conversion. Each share of Series AA Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock at the then effective Series AA Conversion Rate immediately upon the earlier of:

(i) The written consent of the holders of more than fifty percent (50%) of the then outstanding Series AA Preferred Stock, voting together as a class; or.

(ii) The closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities Act") covering the offer and sale of Common Stock (other than a registration on Form S-8, Form S-4 or comparable or successor forms), with aggregate gross proceeds (prior to underwriters' commissions and expenses) to the Corporation of at least $10,000,000 and a per share price of not less than three (3) times the Original Series AA Price (as appropriately adjusted for a Recapitalization.

Series AA Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

Pari Passu voting rights as listed under Preferred Stock.

Material Rights

Please refer to Preferred Stock material rights section for further detail on Liquidation Preference and Conversion Rights. Please also refer to Exhibit F of our Form C for our full Articles of Incorporation.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 01, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Automatically converts into Series A Preferred Stock upon Qualified Financing of $4,300,000 (including convertible notes). Automatically converts into Common Stock @ Post-Money Valuation of prior round ($8,600,000) if there is no Qualified Financing by Maturity.

Material Rights

Conversion.

(a) Qualified Financing. If a Qualified Financing occurs prior to the Maturity Date, this Note shall be automatically canceled on the date of the initial closing of a Qualified Financing, and the outstanding principal hereof, and, at the election of the Company, all accrued but unpaid interest thereon (the "Debt"), shall automatically convert into Shadow Preferred Stock as part of a Qualified Financing, upon the same terms and conditions (including compliance with securities laws) applicable to Standard Preferred Stock sold to the other participants in the Qualified Financing. The Holder agrees to execute all necessary documents in connection with the conversion of this Note and the Qualified Financing, including, but not limited to, a definitive stock purchase agreement and such other financing documents contemplated to be entered into by the other investors participating in the Qualified Financing, including any investor rights agreement. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date of conversion, by (y) the Qualified Financing Conversion Price. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00. Notwithstanding anything to the contrary in this Section 2(a) or elsewhere herein, the Company may, in its sole discretion, repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. Accrued interest which is not converted into Qualified Securities in accordance with the provisions hereof, shall be paid to Holder as soon as practicable following the consummation of the Qualified Financing.

(b) Change in Control. In the event of a Change in Control prior to the Maturity Date or conversion of this Note pursuant to Section 2(a), all outstanding principal and unpaid accrued interest due on this Note shall, at the election of the Holder: (x) be repaid concurrently with the consummation of such Change in Control plus an additional payment equal to the original principal amount of this Note; or (y) converted into that number of shares of Common Stock, determined by dividing the sum of the outstanding principal and unpaid accrued interest due on this Note on such date, by the Change in Control Conversion Price. The Company will provide the Holder with written notice of the Change in Control at least ten (10) business days prior to the expected closing date of the Change in Control (the "Change in Control Notice"). The election of the Holder as to (x) or (y) hereof, shall be made by Holder's delivery to the Company of a written notice specifying such election, within seven (7) calendar days following receipt of a Change in Control Notice, failing which the election in respect thereof may be made by the Company.

(c) Common Conversion. In the event that (i) a Qualified Financing shall not have occurred on or before the Maturity Date, or (ii) a Change in Control shall not have occurred on or before the Maturity Date, then, notwithstanding anything herein to the contrary, the Debt shall automatically convert into shares of Common Stock as of the Maturity Date, at a per share price equal to the Common Conversion Price (the "Common Conversion"), provided, however, that, the Company may repay the Debt in cash if, upon the advice of counsel, conversion of the Debt would be reasonably likely to violate state or federal securities laws. The number of shares (which will be rounded down to the closest whole number) of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (x) the outstanding Debt on the date immediately prior to the Maturity Date, by (y) the Common Conversion Price. Holder agrees to execute all documents that the Company deems reasonably necessary in connection with the conversion of this Note, including, but not limited to, a definitive stock purchase agreement and such other documents reasonably requested by the Company. If upon such conversion of this Note a fraction of a share would result, the Company will pay in lieu thereof in cash the amount of principal and accrued interest resulting in such fractional share, provided no such amount shall be due to the extent the total payment would be less than $10.00.

What it means to be a minority holder

The securities that you are buying in this offering are shares of Non-Voting Common Stock which have no voting rights attached to them. This means that you will not have the ability to vote on or influence any corporate matter, including the election of members of the Board of Directors of the Company, changes to our Company's charter or other governance documents, additional issuances of securities, Company repurchases of securities, additional issuances of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Other entities or individuals may control more than a majority of our issued and outstanding capital stock, meaning that corporate decisions requiring a vote of shareholders will generally require their approval. By making an investment in our Company, you are trusting in any majority shareholders and the management team and their ability to make good business decisions that will grow your investment. Furthermore, the Non-Voting Common Stock you are purchasing has no liquidation preference or other preferential rights. In the event of a liquidation of our Company, you will only receive payment on your Non-Voting Common Stock if there are any proceeds remaining after all of the creditors of our Company have been paid out, and the liquidation preference associated with our Preferred Stock have been fulfilled.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, even at a price lower than what an investor intitially paid, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Product development, early marketing efforts related to securing go-to-market partners, team growth.
  Date: January 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,044,510.63
  Number of Securities Sold: 681,505
  Use of proceeds: Product development
  Date: October 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

SmartFoam is an advanced materials and technology company specializing in low-power, long-life sensors that measure activity, movement and occupancy in a non-invasive manner. Applications of such sensors include footwear, wearables, IoT, fitness, mattress, furniture, flooring and security. The Company is pre-revenue but currently negotiating a co-branded launch for late 2021 with several potential go-to-market partners in online retail and eCommerce, footwear and athletic & fitness sectors. The intent is to start with online sales (e.g. Amazon, Walmart, etc.) followed by expansion into "big box" brick and mortar channels (e.g. Target, Kohl's Best Buy, etc.). The Company does not intend to offer sales via its website.

Potential partners have intimated in-kind marketing in support of the launch, but no agreements are currently in place.

Additional marketing will be conducted through our own website (www.smartfoam.com); however, the primary source of marketing for the Company is to be digital advertising, such as through social media, search engines, and online

Marketplaces. The Company will begin selling in the United States and other English-speaking countries. The Company works to protect and grow its market share through the use of patented technologies, better brand value propositions, and more compelling products.

At present day, there are several factors that affect the financial condition of the business and the result of its operations.

These include (but are not limited to):

• Fitness, activity and activity tracking trends in the United States.

• Overall consumer trust of and demand for activity trackers and wearables.

• Overall consumer demand for health-conscious products.

• The demand for retailers to carry offerings such as SmartFoam's products.

• The demand for products sold through eCommerce channels.

• The overall digital advertising landscape and efficiency of advertising, including targeting capabilities, cost per thousand impressions, and conversion rates.

• The ability to advertise our products in compelling ways, which could be limited by rules related to privacy or competition on different platforms.

• The overall economy and the willingness of consumers to pay for health or fitness related products.

• The repeat purchase behavior of SmartFoam customers and the percentage of revenue coming from repeat customers.

• The size of SmartFoam's operating expenses relative to its net revenues.

SmartFoam has limited control over most of these factors. Further, these factors could change as the business and its environment changes.

Historical results and cash flows:

Note that all financials are internally generated by management and that the figures above have been reviewed by third-party certified public accountants in accordance with GAAP principles.

In 2019, the Company had a net loss of $2,625,770. Net cash flow was positive $29,332. As of December 31, 2019, the Company had total assets of $209,526 and total liabilities of $2,445,086.

In 2020, the Company had a net loss of $790,332. Net cash flow was negative $84,461. As of December 31, 2020, the Company had total assets of $81,738 and total liabilities of $1,063,120.

In late 2019 and early 2020, SmartFm was actively fundraising for a Series A round via both convertible note and equity financing through private placement. $1,912,500 was raised via convertible notes during this time. After seeing positive results of convertible note fundraising, the onerous terms imposed by prospective venture investing firms and an initially seismic economic shift due to COVID-19, SmartFoam decided to postpone equity fundraising until after Q1 '21, continuing with fundraising only via convertible notes and focusing on reducing cash burn until economic certainly returned.

In Q2 '20, the Company was notified by our intended co-branded, go-to-market partner that their product requirements had changed to require integration with the Amazon Alexa device, a smart home speaker. This requirement added significantly more effort required and time to the originally intended launch, in essence pushing the launch into 2021. Further, the impact of switching off worldwide economies and the spotty attempts at turning them back on also lead to significant impacts on supply chains, notable those of semiconductors, which the Company relies on for all its products. Further, Q2 '21, the Company was notified that its intended launch partner was now looking to now launch without the earlier Alexa integration requirement, effectively putting the launch plans back on track. Hence, product launch was all but pushed over 12 months, from late 2020 to late 2021.

Commercialization work related to the conversion of the technology from lab-grade to commercial and market ready development were the most cash flow intensive over the past 3 years. Business development efforts were the second most intensive use of funds.

With production pending, third-party demand estimates and purchase agreements pending, the Company expects to wean itself from direct investment in late 2021, relying on revenue from sales for working capital and all other cash flow requirements.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Co-Founder and Management lines of credit, for a total amount available of $500,000. This line of credit has an outstanding balance of $37,500.

Current investors have also been apprised of the current cash flow situation and burn rate. Additional lines of credit or convertible notes are possible to reach production and demand requirements.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company is reliant on the proceeds from this offering to continue its operations in a meaningful way. The proceeds from this offering will be used help the company to recover from COVID-related shutdowns, launch its initial products (currently prepped for mass production), expand its operations and continue to grow its business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As stated above, the funds from this offering are necessary to the viability of the Company. The Company is currently pre-revenue with anticipated orders of its Smart Steps™ insole (based on third-party partner estimates) of between 70,000 and 220,000 units in its first year of production.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the Minimum Offering Amount, along with the availability of revolving credit lines from Principal Security holders, the Company believes it could operate for at least the next 3-5 months before seeking additional capital, as it is reliant on the proceeds from this offering.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the Maximum Offering Amount in this offering, the Company believes it could operate for at least the next 24 months before seeking additional capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has no other sources of capital available to it as of the date of this Form C Offering Memorandum. The Company may undertake future capital raises in which it issues debt or equity securities, but has no current plans to do so.

Indebtedness

- **Creditor:** Accounts Payable (Various)
  Amount Owed: $671,080.31
  Interest Rate: 0.0%

- **Creditor:** The Pelagic Group
  Amount Owed: $37,500.00
  Interest Rate: 0.0%

- **Creditor:** Accrued Payroll
  Amount Owed: $79,537.50
  Interest Rate: 0.0%

- **Creditor:** Eric Haut
  Amount Owed: $100,000.00
  Interest Rate: 18.0%
  Maturity Date: November 01, 2021

- **Creditor:** NWV Properties, LLC
  Amount Owed: $350.00
  Interest Rate: 0.0%

- **Creditor:** NWV Opportunity Fund II, LP
  Amount Owed: $40,447.53
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** NWV Opportunity Fund II, LP
  Names of 20% owners: Italsap Investments, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Related party receivable of $40,447.53
  Material Terms: None

- **Name of Entity:** The Pelagic Group, LLC
  Names of 20% owners: Jeff Slosar
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Related party payable of

$37,500.00.
Material Terms: None

- **Name of Entity:** NWV Properties, LLC
  Names of 20% owners: NWV Opportunity Fund II, LP
  Relationship to Company: Vendor
  Nature / amount of interest in the transaction: Related party payable of $350.00.
  Material Terms: None

Valuation

Pre-Money Valuation: $25,611,112.60

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. First, the company analyzed prior independent third-party evaluations conducted in the past. At its inception in 2016, SmartFoam LLC (the "Company") underwent a third-party valuation (Vantage Point Advisors, www.vpadvisors.com) prior to venture investment by NextWave Ventures (attached). Vantage Point is independent of the Company, and has no previous, current or prospective interest in the Company. Their fee for the appraisal was in no way influenced by the results of our analyses.

Vantage Point's valuation used the following valuation techniques: discounted cash flow ("DCF"), adjusted assets. Using DCF, Vantage Point estimated the Company's marketable business enterprise value to be in a range of approximately $9.6 million to $11.3 million. Using the cost approach Vantage Point estimated the Company's adjusted pre-money equity value and subsequent BEV, which was approximately $6.8 million. Based on the assumptions and analyses outlined in the report, Vantage Point concluded the investment value as well as the estimated pre-money and post-money equity valuation was $8.6M in 2016. Vantage Point prepared this report in conformance with Standards 9 and 10 of the Uniform Standards of Professional Appraisal Practice ("USPAP"), the Statement on Standards for Valuation Services ("SSVS") as set forth by the American Institute of Certified Public Accountants ("AICPA"), and The National Association of Certified Valuators and Analysts' ("NACVA") Professional Standards.

Based upon this initial valuation, from 2016 through 2018, the Company received tranched venture funding from NextWave Ventures in the amount of $3.0M. Subsequent to this (2019 – June 2021), SmartFoam received $2.6M via convertible notes.

Using Vantage Point methodology regarding DCF and potential go-to-market partner estimates for demand of a single product line (with two product line extensions), the Company's current valuation is placed at $25,613,564.55 (July 2021). This valuation does not include products sourced from technology still under development, rather only products that have completed EVT (Engineering Validation Testing) and DVT

(Design Validation Testing) stages, ready for PVT (Production Validation Testing)/Mass Production.

In determining a value estimate via the DCF Method, The Company utilized both a Gordon Growth Method DCF (10-year horizon) as well as an Exit Multiple Method DCF (5-year horizon).

Sources of Information

Sources of information required for valuation include: management assessments, market trends, general economic trends, and most importantly, the Company's launch partner estimates. These estimates are based upon proprietary sales data owned by the partner company as it relates to insoles sales in wearables, athletic wear, footwear, fitness, technology, and health and wellness sectors.

Market Trends

The Global Wearables Market being the key driver, it was estimated at $32.6B on nearly 250M units (2018) and with an expected growth rate of 15.9% CAGR through 2027 ($104.4B, over 775M units). Wrist-wear and eye/head wear dominated this sector with about 70% of the units shipped with footwear comprising the third most popular form of wearable with nearly 20% of the worldwide units sold.

(Sources: https://www.grandviewresearch.com/industry-analysis/wearable-technology-market, https://www.mordorintelligence.com/industry-reports/smart-wearables-market)

Parents Represent Enormous Untapped Potential: Eager to simplify their lives, they own multiple wearable devices. And they are significantly more likely than non-parents to agree that wearable technology will improve personal accountability and will make them more efficient both at home and at work. They are also twice as likely to think wearable technology will relieve stress.

(Sources: https://www.healthcareitnews.com/blog/wearable-activity-tracking-device-purchasing-expected-grow-11-percent-2016, https://www.pwc.com/ee/et/publications/pub/pwc-cis-wearables.pdf)

General Device Usage and Trends

- Craving Better Health, Convenience, and New Technology: The leading factor (62%) for consumers when purchasing a new wearable device is establishing better fitness and health habits. One in two wearable owners seek up-to-date technology and convenience.

- Personalized Advice: In an era of online and voice-based shopping, Americans want personalized advice. 'There are so many different platforms and directions to go today that people just want help with the basics,' said Joe Feldman, an analyst for Telsey Advisory Group in New York.

- Longer Battery Life: Growth and demand from consumers for a long battery life. One of the leading factors for consumer purchase intent.

- Activity Data: Smartwatch owners glance at their wrists 60 to 80 times a day, with activity data being a top reason for engagement.

- Price, Not Privacy, Is the Biggest Hurdle To Adoption: Across all categories, price is the number one purchase barrier among non-adopters. Fitbit recently announced their new $160 Versa Lite, which is a stripped-down version of their entry-level smartwatch. With more affordable fitness trackers and smartwatches, Fitbit is hoping that getting more devices into people's hands will allow them to work more closely with health companies. Xiaomi's price conscious Mi Band 3 ($40 USD retail in China and India only) sold 1M units in their first 2 weeks of availability (June, 2018 launch).

- Reward Programs: Eight out of 10 current users say they would use their wearable device more if they were rewarded either monetarily or with loyalty points. 51% want their wearable technology to tell them about retail deals. This was especially true among women and millennials. Fitbit will also be launching its own rewards program similar to ones insurance companies already offer that will let users redeem step goal points with partners like Blue Apron and Adidas.

- Warming Up to Wearables: More so since 2014, consumers agree that wearable technology helps us exercise smarter (88%), relieves stress (81%), and makes us more efficient at home (80%), and at work (78%). Consumers are also less likely to agree that wearable technology will make us more vulnerable to security breaches (down 8 points), will invade our privacy (down 7 points), and hurt our ability to relate to other humans (down 4 points).

- Wearable Workplace: In 2020, more that 75M wearables will permeated the workplace. Gartner research estimates that some employees will be required to wear health and fitness tracking devices as a condition of employment. 2-in-3 consumers want their company to pay for wearables as they believe it will increase workplace efficiency and lower health insurance premiums.

- Wearable Tech will Continue to Revolutionize the Health Care Industries: While consumers have not yet embraced healthcare wearable tech in large numbers, they are intrigued. Companies will be well-served to create affordable products that offer greater value for both users and their healthcare partners. They will also be wise to weigh the benefits of subsidizing health care wearable devices—while consumers do not want to pay much for their wearable devices, they would be compelled to use them if they were incentivized. 70% of consumers say they would wear employer-provided wearables streaming anonymous data to a pool in exchange for a break on their insurance premiums. Moreover, employers will help mainstream wearable devices through sponsored wellness programs, and pharmaceutical and provider networks will leverage wearables to integrate with other content and services around key solutions that go beyond prescriptions and pills to drive meaningful behavior change.

- Wearable Tech Will Change Advertising And Content As We Know It: Wearables allow opportunity for delivering advertising with much greater context and relevance to the user—solidifying the trend away from advertising as "interruption" and toward native advertising. The more relevant and engaging the advertising, the more it is valued content, less it feels like interruption. It becomes part of a branded experience vs. something you put up with to get to the content. In content marketing, brands talk about "activity-based engagement" as the driver for success. Wearables turn advertising into activity-based engagement and integrate it even more closely with other content and experiences.

- Wearable Tech is Going Global: From emerging to developed countries, wearable technology is growing at a rapid clip worldwide. This represents an enormous opportunity for growth.

- Tech Brands Have the Edge: Amazon was listed as a top 3 leading technology brand based on consumer excitement around the potential launch of a wearable technology product.

(Sources: https://www.healthpopuli.com/2016/08/26/consumers-think-wearables-think-health-says-ups/, http://fortune.com/2015/11/25/apple-watch-frequency-duration/, https://www.washingtonpost.com/news/business/wp/2018/05/24/best-buyhas-figured-out-what-its-customers-want-personalized-advice/?noredirect=on&utm_term=.b5fda98f4c97, https://www.theverge.com/2019/3/6/18251931/fitbit-versa-lite-ace-2-inspire-hr-smartwatch-fitness-tracker-announce, https://www.pwc.com/ee/et/publications/pub/pwc-cis-wearables.pdf, https://www.forbes.com/sites/paullamkin/2018/06/29/xiaomi-shifts-over-1-million-mi-band-3-trackers-in-just-17-days/#bb30a7f64eaa, http://quantifiedself.com/docs/PWC-CISWearable-future.pdf)

Demographics

- Large Mainstream Following: According to the report 36 percent of fitness tracker owners in the US are 35-54 years old, 41 percent had an average income of more than $100,000, and 54 percent were women.

- Spotlight on Parents: 62% of parents own a wearable device compared to 41% of nonparents. 85% of parents believe an increase in wearable technology can improve their health and wellness.

- Parents are Early Adopters: 36% of parents are very likely to purchase a fitness band within the next 12 months.

(Sources: https://www.pwc.com/ee/et/publications/pub/pwc-cis-wearables.pdf, https://www.npd.com/wps/portal/npd/us/news/press-releases/2015/the-demographic-divide-fitness-trackers-and-smartwatches-attracting-very-different-segmentsof-the-market-according-to-the-npd-group/)

Customer Interest/Opinions

- “The promise of a healthier life remains the biggest reason for wearables use,” remarked research author James Moar. “The ability to collect more and better data on consumers, coupled with advances in artificial intelligence, will allow these devices to provide tailored advice, and have a much clearer impact on consumers’ lives in future.”

- Focus on Health & Wellness: Focus is on encouraging users to lead ‘Healthier’ lives, rather than getting ‘Fitter’.

- Form Factor Changing from Wristband: Research estimates that the form factor interest is moving away from wristband. Nearly 25% of fitness trackers will be something other than a wristband by 2021.

- Demand for Simple, Basic Functionality: Despite the changes in shape and context, core functions will remain unchanged; to record activity and provide advice.

- Demand for Social Engagement: Fun and social engagement activity with friends and family

- Demand for Innovative Ways to Exercise: Consumers are now aware of the importance of exercise and diet to keep lifestyle diseases at bay. And people are no longer settle for just sweating it out in the gym, they are seeking newer and more innovative ways to work out.

- Price Conscious: Consumers are seeking out solutions that are economical and budget friendly.

(Sources: https://www.juniperresearch.com/press/press-releases/more-than-1-in-5-americans-to-use-activity-tracker,https://yourstory.com/2018/07/move-fitbits-wearables-track-health-budget)

Retail Channel Insights

- The Purchase Order Is Only The Beginning: Getting products on store shelves is only step number one. Staying there in the heart of business development. Engage in product launch marketing services to keep the momentum and continue to generate sales and keep products in the news. A mix of digital advertising, public relations, and social media marketing initiatives to generate awareness, keep our product top of mind, and compel consumers to purchase and instill brand loyalty.

(Source: https://www.forbes.com/sites/forbesnycouncil/2018/11/27/how-to-launch-a-product-in-retail/#3b2bd21c189d)

Economic Outlook

The Bureau of Economic Analysis reported that the nation's economy - as indicated by the Real Gross Domestic Product (“GDP”) - grew at an annual rate of +4.3% percent in the last quarter of 2020, as the effects of COVD were starting to wane and government assistance programs (PPP, expanded unemployment programs, eviction freezes, etc.)

were still in full effect and being promoted through the Coronavirus Response and Relief Supplemental Appropriations Act and the American Rescue Plan Act. This growth was exceeded in Q1:2021 with a GDP growth rate of +6.4%.

The Congressional Budget Office (CBO) sees more moderate growth after pandemic recovery, estimating real GDP growth from 2022 – 2030 to be between +2.1% and +2.2%.

(Sources: https://www.bea.gov/data/gdp/gross-domestic-product, https://www.cbo.gov/publication/56465)

Go-to-Market Demand Estimates

A key source of valuation data are derived from discussions and emails from the Company's launch partner estimates. While no purchase agreement is secured as of this date, the current intended launch partner (large, online retail / eCommerce marketplace) has made the following demand and price-point estimates for the single product line of Smart Steps™ insoles (including product line extensions for kids and promotional programs) for online sales only:

Initial Order (3 months): 45K units @ MSRP $45 (SmartFoam GM = 60%)

Year 1: 70K – 22K units @ MSRP $45 (SmartFoam GM = 60%)

Year 2: 1M units @ MSRP $45 (SmartFoam GM = 60%)

Year 3: 2M units @ MSRP $45 (SmartFoam GM = 60%)

These estimates are based upon proprietary sales data owned by the partner company as it relates to insoles sales in wearables, athletic wear, footwear, fitness, technology, and health and wellness sectors. This data was used in DCF valuation analysis with Year 1 sales values estimated in the middle of the range at 150K units.

Valuation Analysis

The three approaches to value provide general overviews that govern valuation methods. Valuation methods, rather, provide detailed calculations of value. In estimating the equity value of SmartFoam as of the Valuation Date, we relied on the results from the following methods:

• Discounted Cash Flow Method: The discounted cash flow method ("DCF") is an income based approach. The DCF method involves first forecasting revenues, operating expenses, capital expenditures and incremental working capital requirements for a discrete forecast period. Based on these forecasts, the net cash flow to be generated by the business is determined and discounted to present value. Next, the value of the business at the end of the projection period is determined and discounted to present value. The sum of the present value of the net cash flows during the projection period and the present value of the business at the end of the projection period represents the value of the business.

• Adjusted Assets Method: As explained above, under the cost approach, or adjusted assets method, the value of a business enterprise is equal to the aggregate value of the financial, tangible and intangible assets comprising the business. After which we added cash and deducted net other assets and debt to yield an estimated equity value.

Discounted Cash Flow Method

Using the DCF method, we estimated the Company's pre-money valuation to be marketable business enterprise value to be $$25,611,112.60. In determining a value estimate via the DCF Method, we utilized both a Gordon Growth Method DCF (10-year horizon) as well as an Exit Multiple Method DCF (5-year horizon).

• Forecast/Assumptions: Management provided forecasts for the years ending December 31, 2021 through December 31, 2025.

Units (000's) Year 1 Year 2 Year 3 Year 4 Year 5

V1A Smart Steps Insole 150 1,000 2,000 3,000 4,000

V1B Smart Steps (kids) 40 200 300 450

V1C Smart Steps (promotions) 10 30 100 300

V1A – Smart Steps insoles: Estimates provided by launch partner.

V1B – Smart Steps insoles for kids: Kids footwear comprises less than 20% of the overall footwear market, therefore, no annual unit estimate exceeded this, with estimates ranging between 4-12% of the adult sales noted in V1A.

V1C – Smart Steps promotions: The Company's marketing team provided these estimates based upon like promotional campaigns.

The effective tax rate was estimated at 39.8%.

The Gross Margin for V1 products is estimated at 60%. COGS for this calculating are fully loaded, which includes packaging, taxes, duties and shipping.

Discount Rate: We estimated a discount rate of 30.0 percent as a typical venture capital rate of return for early-stage technology companies.

• Terminal Value Assumptions: We utilized both a Gordon Growth Model and the Exit Multiple Method to value the Company's residual worth beyond the holding periods used. In the Exit Multiple method, we calculated the exit value based on a terminal period earnings before interest, taxes, depreciation and amortization ("EBITDA") exit multiple of 6.00x applied to the forecasted 2025 EBITDA.

Pre-money valuation = $25,611,112.60

SmartFoam is a sensor technology company with products that in a simpler, "dumb" form, are ubiquitous. The Company believes these estimates are both proper and conservative when used for forming a valuation. SmartFoam has distinct features that could garner a higher valuation than companies in related sectors, but with products that lack intelligence: footwear, mattresses, furniture.

In addition, even prior to the pandemic, the world has seen a significant increase in demand for health-related, at-home fitness monitors and trackers. Market reports show that wearables alone will exceed 775M units ($104B) by 2027, with footwear related wearable products comprising roughly 20%, or 155M units ($20.5B) of these projections.

It has been suggested by several publications that the pandemic has accelerated this demand as customers exit from lockdown, craving space, freedom and exercise.

Further, the Company is the holder of an exclusive license of the core, patented technology through the University of California System, along with several pending patents as the Company expanded beyond the core technology.

The combination of SmartFoam competitive advantage, third-party demand estimates, product margins, operating margins, and solving problems in a confluence of markets with increasing consumer demand for “intelligence” and data, the Company could conceivably garner an even higher than average valuation.

Disclaimers

Note that all financials are internally generated by management and that the figures above have been reviewed by third-party certified public accountants in accordance with GAAP principles.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company has $100,000 in outstanding convertible securities. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT

MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,994.74 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Marketing related to: expansion from online into "big box" retailers (e.g. Target, Kohls, etc.), product lien extensions (kids, athletes, balance, injury prevention/prediction), new product marketing (yoga and fitness mats), fundraising.

If we raise the over allotment amount of $534,983.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Marketing related to: expansion from online into "big box" retailers (e.g. Target, Kohls, etc.), product lien extensions (kids, athletes, balance, injury prevention/prediction), new product marketing (yoga and fitness mats), fundraising.

- *Research & Development*
  8.0%
  Finalize development of multi-sensor insole (balance, injury prediction/prevention), yoga and fitness mats.

- *Company Employment*
  15.0%
  Current employee retention/bonuses, new employees to support production ramp and marketing efforts.

- *Operations*
  20.0%
  Tooling, forms, dies and BOM for production runs. Overhead.

- *Inventory*
  5.0%
  No significant spending on inventory is anticipated as go-to-market partner will support nearly all inventory requirements, taking possession of Smart Steps insoles directly from manufacturing partner in Shenzhen, China. This may change as big box retailers come online.

- *Working Capital*
  23.5%
  Support short-term AP associated with product launches, short-term debt, day-to-day operating expenses, operational flexibility.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.smartfoam.com (www.smartfoam.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smartfoam

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SmartFoam, Inc.

[See attached]

SMARTFOAM, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Smartfoam, LLC
Carlsbad, California

We have reviewed the accompanying financial statements of Smartfoam, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 7, 2021
Los Angeles, California

Smartfoam, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 246	$ 84,707
Inventories	25,000	25,000
Prepaids and other current assets	1,667	7,347
Total current assets	**26,913**	**117,053**
Property and Equipment, net	39,149	71,570
Intangible assets	15,677	20,903
Total assets	**$ 81,738**	**$ 209,526**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 686,248	$ 445,130
Shareholder Loan	152,800	-
Convertible Note	-	1,841,300
Current portion of promissory Note and loans	53,199	-
Other current liabilities	144,274	158,656
Total current liabilities	**1,036,521**	**2,445,086**
Promissory Note and loans	26,599	-
Total liabilities	**1,063,120**	**2,445,086**
MEMBERS' EQUITY		
Members' equity	(981,382)	(2,235,561)
Total members' equity	**(981,382)**	**(2,235,561)**
Total liabilities and members' equity	**$ 81,738**	**$ 209,526**

See accompanying notes to financial statements.

SMARTFOAM, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	-	$	-
Cost of goods sold		-		-
Gross profit		-		-
Operating expenses				
General and administrative		501,650		1,271,227
Research and development		203,489		1,307,353
Sales and marketing		-		-
Total operating expenses		705,138		2,578,580
Operating income/(loss)		(705,138)		(2,578,580)
Interest expense		83,116		49,406
Other Loss/(Income)		-		(3,315)
Income/(Loss) before provision for income taxes		(788,254)		(2,624,670)
Provision/(Benefit) for income taxes		2,078		1,100
Net income/(Net Loss)	**$**	**(790,332)**	**$**	**(2,625,770)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	**$ 390,210**
Net income/(loss)	(2,625,770)
Balance—December 31, 2019	**$ (2,235,561)**
Member contribution	2,044,511
Net income/(loss)	(790,332)
Balance—December 31, 2020	**$ (981,382)**

See accompanying notes to financial statements.

SMARTFOAM, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(790,332)	$	(2,625,770)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		32,421		27,790
Amortization of intangible assets		5,226		5,226
Changes in operating assets and liabilities:				
Prepaids and other current assets		5,680		(5,680)
Inventories				(25,000)
Account Payables		241,117		342,292
Other current liabilities		(14,382)		153,635
Net cash provided/(used) by operating activities		**(520,269)**		**(2,127,508)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(97,280)
Purchases of intangible assets				(6,028)
Due from related parties				420,000
Net cash provided/(used) in investing activities		**-**		**316,692**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		2,044,511		-
Borrowing on loan		79,798		
Borrowing on Shareholder loan		152,800		-
Repayment of Shareholder loan				(553)
Borrowing on Convertible Note		-		1,841,300
Repayment of Convertible Note		(1,841,300)		
Net cash provided/(used) by financing activities		**435,809**		**1,840,748**
Change in cash		(84,461)		29,932
Cash—beginning of year		84,707		54,775
Cash—end of year	**$**	**246**	**$**	**84,707**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	83,116	$	49,406
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Smartfoam, LLC was formed on February 4, 2016 in the state of Delaware. The financial statements of Smartfoam, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

SmartFoam is a proprietary technology platform that provides cost-efficient and accurate foam sensors that turn regular consumer products into activity trackers, smart home connected devices, and neurological disease sensors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and Equipment	3 years
Computer equipment	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its license agreement which will be amortized over the expected period to be benefitted, not to exceed the tenor of the agreement, which may be as long as 5 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company is still pre revenue and has not yet earned any income.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Raw materials	25,000	25,000
Total Inventories	**$ 25,000**	**$ 25,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 1,667	$ 7,347
Total Prepaids and other current asset	**$ 1,667**	**$ 7,347**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest	$ -	$ 49,406
Accrued expenses	$ 144,274	$ 109,250
Total Other Current Liabilities	**$ 144,274**	**$ 158,656**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & Equipment	$ 82,747	$ 82,747
Computer equipment	18,161	18,161
Property and Equipment, at Cost	**100,909**	**100,909**
Accumulated depreciation	(61,760)	(29,339)
Property and Equipment, Net	**$ 39,149**	**$ 71,570**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $32,421 and $27,790 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,	2020	2019
License agreement	$ 26,128	26,128
Intangible assets, at cost	**26,128**	**26,128**
Accumulated amortization	(10,451)	(5,226)
Intangible assets, Net	**$ 15,677**	**$ 20,903**

Amortization expense for license for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,226 and $5,226 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (5,226)
2022	(5,226)
2023	(5,226)
2024	-
Thereafter	-
Total	**$ (15,677)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
NWV Opportunity Fund II, LP	41.0%
Pelagic Group	31.1%
Italsap Investments	7.3%
Darakev	3.7%
Barton Family Trust (Tom)	3.7%
Miller Energy	2.9%
Barton Family Trust (Greg)	2.9%
Others	7.4%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 79,798	1.00%	8/5/2020	8/5/2022	$ 465	$ 465	$ 53,199	$ 26,599	$ 79,798
Total	$ 79,798				**$ 465**	**$ 465**	**$ 53,199**	**$ 26,599**	**$ 79,798**

On June 24, 2021 PPP loan was fully forgiven by US SBA.

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Pelagic Group	$ 125,500	not set	Fiscal Year 2020	No set maturity	125,500	-	$ 125,500
Due to MouthSense	$ 21,000	not set	Fiscal Year 2021	No set maturity	21,000		$ 21,000
Due to NWV Fund II	$ 6,300	not set	Fiscal Year 2022	No set maturity	6,300		$ 6,300
Total					$ 152,800	$ -	$ 125,500

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

The following are the details of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 1,841,300	6.00%	Fiscal Year 2019	1/4/2020	-	-	-	-	-	-	-	1,841,300	$ -	1,841,300
Total					$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,841,300	$ -	$ 1,841,300

The convertible notes are convertible into units at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The entire amount of the convertible notes was converted into equity during 2020.

9. RELATED PARTY

The company received $21,000 of inter-company loan from the sister company called MouthSense, owned by NWV Opportunity Fund II. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $21,000 and $0.

During 2020, the company received an Inter-company loan from one of the owners, a legal entity Pelagic Group. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $125,500 and $ 0.

During 2020, the company received an Inter-company loan from one of the owners, a legal entity NWV Opportunity Fund II, LP. The loan bears no interest rate and has no defined maturity date. As of December 31, 2020 and December 31, 2019, the outstanding balance of the loan was $6,300 and $ 0.

In the period from June 28, 2021 until July 30, 2021, the company gave several loans to the sister company MouthSense, in the aggregate amount of $ 17,800. The loan bears no interest rate and has no defined maturity date

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 7, 2021 the date the financial statements were available to be issued.

On June 24, 2021 PPP loan was fully forgiven by US SBA.

During 2021, the company issued $100,000 of convertible promissory notes. The notes bear an interest rate of 6% per annum and has maturity date set to November 1, 2021.

In the period from June 28, 2021 until July 30, 2021, the company gave several loans to the sister company MouthSense, in the aggregate amount of $ 17,800. The loan bears no interest rate and has no defined maturity date

Company will eventually convert into C corporation but the process has not been started yet.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $705,138, an operating cash flow loss of $520,269 and liquid assets in cash of $246, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

SmartFoam

TURNING THE "EVERYDAY" INTO SMART ACCURATE, ECONOMICAL, CONNECTED SENSORS...


smart steps™
THE WORLD'S FIRST
SMART INSOLES

Website | Carlsbad, CA | FASHION & APPAREL

SmartFoam™ turns everyday "dumb" foam into "smart" foam, creating a brand-new world of accurate, economical, and connected sensors.

$0.00 raised

0 Investors	$25.6M Valuation
$8.98 Price per Share	$350.22 Min. Investment
	Equity Offering Type
$535K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Big first step: $60B addressable market. The first application of SmartFoam's technology platform is in converting "dumb" footwear insoles into "smart" insoles. SmartSteps™, powered by SmartFoam – go beyond the "everyday" activity and fitness tracking, into balance, performance, injury prediction and prevention. With this first step, SmartFoam is entering a big, addressable market of over $60 billion - with go-to-market and co-branding partners lined up.
- Immense Demand: Within footwear alone, SmartFoam has a unique, protected solution with proven market appeal and demand at the right price point through three revenue streams; digital, on-line and big-box retailers.
- Mass Production Readiness: All stages of development, testing, sourcing and production readiness are complete.

OVERVIEW

The first step in making "dumb" stuff smart

SmartFoam™ brings a powerful platform of connected sensors that transform normal, everyday foam materials into intelligent sensors, collecting important data and encouraging interactions with your smart device and speaker.

With our first product, SmartSteps™, we made the most accurate activity & fitness tracker ever - because we believe every step should count.

Simply put, our sensors turn mechanical energy into electrical energy - allowing them to measure activity, fitness, health, and more without needing to recharge or replace batteries, ever. It will never miss a step... or jump, hop, skip.


smartfoam
SmartFoam particles are integrated into a polyurethane foam and activated.
SmartFoam Activity Tracking Insoles
SmartFoam App
'You walked 7,189 steps today. Great job!'
Voice Assistant

Products are currently in development and not available on the market.

SmartSteps™ generate signals when compressed - creating a powerful activity tracking sensor that is connected directly to a mobile app or smart device.


How do smart steps work?
Watch later
Share
smartsteps™
powered by smartfoam™
Watch on YouTube

Products seen in video are currently in development and not available on the market.


DISTANCE
171,289
1440

WHAT CAN IT MEASURE

Steps, active minutes, distance, and calories

Progress towards daily goals and ability to earn badges

Easily connect and engage in challenges with family and friends

Product is currently in development and not available on the market.

Next steps?

- Because SmartSteps is fully integrated with data producing sensors, it exceeds traditional wearables in accuracy and is poised to obtain even more vital information - balance, coordination, symmetry, gait. Every step provides multiple data points for a host of health and wellness metrics.
- Beyond footwear, SmartFoam has already started down the path of fitness and yoga mats, furniture, bedding, automotive and beyond, turning everyday items into intelligent, data collecting, connected devices.

Our team and partners have a range of expertise - from material scientists, to soft/hard goods, consumer goods, sports and fitness engineers to marketing specialists. Together, we believe we have the tools to make SmartFoam successful.

SmartFoam is in the final stages of production, working towards rolling out our products. As a pre-revenue company, we look forward to tapping into the nearly $60 billion total addressable market.

Shouldn't everything be smarter?

THE PROBLEM

Traditional Wearables Can Be Expensive, Inaccurate and In the Way of Everyday Life

In our drive to succeed, learn, and improve - we crave data. We need it to measure today against yesterday and help us create a better tomorrow.

Our data-craving world has accelerated the demand for real-time personal data as individuals demand knowledge and trends of our own health and activity. A class of devices were developed to satisfy this demand – ***wearables***. Wearables can take on many forms, in watches, patches, devices, monitors, etc.

And while wearables satisfy a demand, they have significant issues inherent to their solution; value, accuracy, longevity and style.


Today's Wearables
Are Too Expensive
72%
of consumers decided not
to purchase a wearable
device due to high cost
10
09

That is, until now.

THE SOLUTION

Activity Tracking You Can Depend On

Why purchase expensive, inaccurate wearables or devices when sensors are already all around you?


WHAT IS SMARTFOAM?
Accurate, economical, connected sensors
for measuring health and wellness
Regular Foam
smartfoam

SmartFoam turns the already ever-present world of foam padding into intelligent sensors that are economical, never need charging, are highly accurate, and can be seamless to your daily activity.

Introducing SmartFoam's first application, the most reliable, economical solution in activity tracking that never misses a step.


ACTIVITY
TRACKING
YOU CAN
DEPEND ON
Sarah Adams
smart steps
Accurate Tracking
Powered by proprietary SmartFoam
sensor technology

Self Powered
Nothing to recharge or replace ever

Comfortable & Durable
Insoles keep their shape delivering reliable support and comfort

Sweat Proof
Sweat proof and long lasting odor control

Convenient & Untethered
30 days of built-in means you don't have to exercise with your phone

**Products are currently in development and not available on the market.*

Beyond activity tracking, SmartSteps 2.0 prototypes measure more than activity – balance, coordination, symmetry and gait. Golfers can improve their game with balance information. All athletes, and non-athletes, can benefit from injury prediction and prevention metrics. Changes in gait have even been proven to predict signs of dementia and Alzheimer's a full 10 years before any cognitive symptoms are apparent.

Everything can be made not just smarter, but very, very smart.

Dumb foam in your shoe, yoga mat, mattress, chair, floor, car...anywhere... can be converted into a discreet "smart" sensor that measures activity, fitness, health, and more.

For each product, there are three planned revenue streams. Using SmartSteps insoles as an example:


EVERYDAY
FITNESS
MADE FUN
smartfoam
smartfoam

Product Sale
through partner channels

Freemium Model
with app/smart speaker:

- **Free tier** for basic functionality with ads at entry level
- **Mid-tier** (without ads) via monthly subscription
- **Premium tier** for access to additional functionality (smart speaker access, recs for improvement, access to online coaches/trainers)

Data Sales
anonymized user data

**Product is currently in development and not available on the market.*

THE MARKET

We Have Big Shoes to Fill - and We're Ready

No matter how you slice it, growth is happening everywhere SmartFoam plays, with a collective addressable market of nearly $60 billion – footwear, fitness, bedding, furniture, flooring, security.

In footwear alone, the addressable market for SmartSteps™ is nearly $19B.

- **Athletic Footwear:** ReportLink valued the global athletic footwear market as $99.6B in 2020 (CAGR of 4.6%).
- **Global footwear:** Obviously, a much larger total market at $385B, projected to hit $530B by 2027.
- **Insoles:** A broad market covering odor elimination, comfort and orthopedics combining for $3.3B in 2020 at a CAGR of 5.2%.

Beyond footwear

- **Fitness:** While not as large as footwear, fitness and yoga mats are still relatively large ($10B) with incredible growth (CAGR 11%).
- **Mattress/Bedding:** A total market size of $28B, this market still has a sizeable addressable market of $2B with not-so-sleepy growth rates of 6.7%. Recent acquisitions in this space give the impression that "smart beds" are here to stay.
- **Furniture:** Combined, residential and commercial furniture markets top $558.9B in 2020.
- **Flooring:** The ubiquity of foam padding for flooring creates a very large market of $409B.
- **Security:** Smart doorbells, cameras, and closed-circuit TVs. Security presents a market of $102.3B in 2020, (CAGR 10%).


TAPPING INTO THE MARKET
SmartFoam is cost-efficient sensor solution that will turn regular consumer products, within large and fast growing markets, into smart connected devices
Footwear
$530B
Fitness
$10B
Mattress
$28B
Furniture
$558B
Flooring
$409B
Security
$102B

In all, these top six markets comprise an addressable market of nearly $60B.

Taking another slice at market sizing through other comparables:

- Smart home devices: $80B in 2019 growing at a CAGR of 13.5% through 2027.
- Wearable Fitness Technology: A Global Market is currently worth $23B, and is expected to reach $51B by 2026 (CAGR 14.03%).
- "Dumb" foam: There is still significant market opportunity upwards of $70B by 2023 for Industrial Packaging.

Clearly, the intersection of advanced materials and their obvious applicable markets shows massive potential. And, looking into less obvious and untapped markets for advanced materials, there is still more room for growth.


CREATING FUTURE CONNECTIVITY
SmartFoam can even replace sensors and switches that would benefit from a softer or covert touch
Phones
Home & Office Electronics
Packaging



Commercial Structures



Auto Aerospace



Medical Devices

At its core, SmartFoam's base technology is unique, protected, and commercial-ready with a price point that works. Other technologies are just too pricey for ubiquitous sensors.

Plus, few firms can bridge the gap between research associated with advanced materials and nanoparticles and commercial products, at scale.

Current competition either...

1. Doesn't measure actual activity, rather simple arm motion; or
2. Has core technology better suited to higher price point solutions; or
3. Focuses on research uses rather than commercial applications; or
4. Doesn't have the internal competence in the advanced nanomaterials realm.

WEARABLE ACTIVITY TRACKING MARKET


Economical
Xiaomi
Smartsteps™
powered by smartfoam
Short Battery Life, Needs Recharging
Long Battery Life, No Recharging
fitbit
GARMIN
WATCH
Expensive

OUR TRACTION

Miles of Milestones

We've hit quite the stride. Here are some of our technology and commercialization milestones:


2016
Obtained fully licensed tech
(all geographies, applications & markets)
2017-2018
Completed engineering work that
converts lab technology to market-ready
sensors with a cost-efficient solution
2018
Completed footwear prototype
2019
Developed associated footwear software
application & Bluetooth communication
protocols
2020
Developed first "consumable" product in
footwear that talks directly with smart
assistants/speakers. Can use product
without app
2021
Completed multi-sensor yoga mat
prototype

WHY INVEST

On the Path to a Smarter, Simpler, Better World

Living life without being tethered to our devices, yet still gathering data.

Smarter, economical sensors that work for us. More intelligent tools, in the background, working for us, not the other way around. Simple.

It's about improving our daily lives by disconnecting, but not losing focus on improvement. We aspire to help the world be smarter and for us to feel better and live simpler.


smartfoam
TODAY
SUMMARY
171,289
1,440
27.2
200,677
BADGES
FAMILY
BA
RA

**Product is currently in development and not available on the market.*

SmartFoam strives to be a connected home technology platform in just five years. We are well on our way towards solving multiple industry problems with our unique platform solution and huge market opportunity.

Care to take the first step and join us?

In the Press

SHOW MORE

Meet Our Team



Jennifer Smith

CEO

Jennifer has 20+ years serving in Marketing and Business Development capacities worldwide for Forbes 100 organizations. She specializes in health, fitness, CPG, automotive, and electronics/technology industries serving organizations in both B2B and B2C environments. She specializes in business development, brand strategy, new product introduction, marketing and sales.

Previous positions: SmartFoam CMO, ITW (Illinois Tool Works), Intel, FosterGrant, Ford Motor, Unisen.

Education: Notre Dame (BS Mechanical Engineering, MBA) on full athletic scholarship.



David Wahl

COO

David is skilled in orchestrating business strategy and operations excellence in the global manufacturing services industry with extensive international experience running operations in China, Mexico, Southeast Asia, Europe, and most recently in Africa. David has managed P&Ls ranging from $5M to $2B in annual revenue.

David's previous 25 years with Jabil circuits, most recently as Senior Vice President and General Manager, honed is skills in leadership and implementation of business planning processes with a "Customer First" mindset.

Education: Duke University (BA), Univeristy of Michigan (MBA).



Dr. Peter Curley

Director, R&D

Peter focuses on evaluating existing and new technologies for acquisition and inegration. His areas of expertise are in: physics, optics/photonics, energy storage and harvesting technologies, data encryption, biometrics, cleantech, nanotech, novel materials, sensor technologies, biomedical devices, aerospace, and automotive. Geograhically, Peter has wide exposure to US, EU and Asia technologies.

Previous positions: NextWave Ventrues (Principal), The Climate Group (Advisor), Imprimateur Capital (Director).

Education: Leicester University (Honors BSc Physics), Southampton University (PhD Physics), Strathclyde University (PhD Astrophysics), Ecole Polytechnique Paris (Fellowship in optics/photonics), Technical University of Vienna (Royal Society Research Fellow). Peter later acquired an MBA from the Cranfield School of Management.



Dr. Wei Yuan

Director, Advanced Materials Engineering

Wei has over 20 years hands-on experience with R&D of advanced, novel materials as well as product development efforts related to improved electromechanical performance, high yield, and low cost. Wei has 9+ years experience with NPI and mass manufacturing in this space.

Wei's previous positions involved touch sensors, OLED, transparent conductive electrode, and flexible devices. Further, he has a track record of connecting American and Asian collaborators to push technology forward.

Education: Tsinghua University (BSc Materials Science and Engineering, MSc Materials Science and Engineering/Ceramics), University of Tennessee, Knoxville (MSc Materials Science and Engineering/Metallurgy), UCLA (PhD Materials Science and Engineering/Electronic Polymers).



Jeff Slosar

Advisor / Board Member

Jeff is a globally experienced entrepreneur and executive with 25+ years track record of building privately-funded technology related start-ups into profitable, global ventures. He specializes in hi-tech product development and the commercialization of advanced and complex technologies, product development, negotiations, technology vetting and finance.

Previous positions: NextWave Ventures, NASA, Triniti (Sony, Qualcomm, Allied Signal), PRTM.

Education: University of Michigan (BSc Engineering Physics, MSc Biomedical Engineering), MBA (INSEAD, France).



Tim Main

Advisor

Tim has been affiliated with SmartFoam since its inception, providing counsel related to finance, new product launches, outsourcing and mass production.

Tim currently serves as Chairman of the Board of Directors of WNS (Holdings) Limited (NYSE: WNS) and is a member of the Board of Directors of Quest Diagnostics, Inc. (NYSE: DGX). Previously, Tim served as CEO and President of Jabil from 1999 to 2013 and served as Chairman of the Board for Jabil from 2013 until November 1, 2021. Prior to this, he served in many Jabil roles ranging from Project Manager to Operations Manager to Production Control Manager to VP Business Development. Prior to Jabil, Tim was a commercial lending officer with the National Bank of Detroit.

Tim earned a BS from Michigan State and an MIM from Thunderbird.

Offering Summary

Company :	SmartFoam, Inc.
Corporate Address :	1930 Kellogg Avenue, Carlsbad, CA 92008
Offering Minimum :	$9,994.74
Offering Maximum :	$534,983.50
Minimum Investment Amount (per investor) :	$350.22

Terms

Offering Type : Equity

Security Name : Non-Voting Common

Minimum Number of Shares Offered : 1,113

Maximum Number of Shares Offered : 59,575

Price per Share : $8.98

Pre-Money Valuation : $25,611,112.60

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

- **Super Early Bird**
  - Invest in the first 72 hours and receive 6% bonus shares
- **Early Bird**
  - Invest in the first 6 days and receive 3% bonus shares

Amount Based:

- **Tier 1 - $1,500**
  - Invest $1,500+ and receive 1% bonus shares + FREE Shirt or Bottle
- **Tier 2 - $2,500**
  - Invest $2,500+ and receive 3% bonus shares + FREE Shirt or Bottle + FREE Smart Step (when available)
- **Tier 3 - $5,000**
  - Invest $5,000+ and receive 4% bonus shares + FREE Shirt or Bottle + FREE Smart Step (when available) + FREE 6 month subscription
- **Tier 4 - $10,000**
  - Invest $10,000+ and receive 6% bonus shares + FREE Shirt or Bottle + FREE Smart Step (when available) + FREE 12 month subscription
- **Tier 5 - $25,000**
  - Invest $25,000+ and receive 8% bonus shares + FREE Shirt or Bottle + (2) FREE Smart Steps (when available) + FREE 12 month subscription

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Smart Foam, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $8.98/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $898. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

People have become increasingly focused on personal health in today's world. But in order to bring health to the forefront, we need technology and data, lots of data.

The wearable market is exploding as a result, growing at 18% per year, with an expected market size of $265B by 2026.

But we believe existing wearables are inherently problematic. They're expensive, easy to lose, and require constant charging.

That's where SmartSteps, powered by SmartFoam, comes in. SmartSteps patented insole technology converts any shoe into smart sensing data collectors, accurately and simply, bringing a revolutionary new approach to the wearable and fitness markets.

When the SmartStep shoe insert is compressed by your foot, signals are generated creating a powerful activity tracking sensor that is connected directly to a mobile app or smart device. Fitness data will be collected as steps, distance, active miles, and calories.

And because there is no charging, no cables or replacing batteries and they incorporate built-in memory, you will never miss a step…or a hop, skip and jump. Now that's smart!

SmartSteps is the first application in the world to be powered by our SmartFoam technology.

Initially developed in government-funded, advanced nanoparticle research labs, SmartFoam turns everyday foam into a sensor that turns mechanical energy (such as a squeeze) into electrical energy, allowing the foam to measure activity, fitness, health, and more. And, you no longer need to be connected to your phone, because SmartFoam saves data for up to 30 days, and downloads to your phone once you're near it

In the near future, we plan to expand multi-sensor insole models that measure balance and gait, allowing us to predict and prevent injury. But this incredible technology can be applied economically to many other areas that touch our lives beyond footwear. SmartFoam expects to move further afoot, into fields from mattresses to furniture, flooring and even home security.

At its core, SmartFoam technology's promise is to enable a connected world that allows for people to feel better and live simpler, without being tethered to their phones or devices.

Help us bring SmartFoam to the world, by taking the first step and invest at StartEngine today.

Second Video on Page (onscreen script)

Once paired, just start using. When activity has stopped or paused, SmartSteps looks for the app to sync. You'll see the blue "sync" banner across the top. Updating your data below as it syncs.

Self-powered

No Cables, no charging…ever

Lasts the life of your shoe

Counts EVERY step

Comfortable

Discreet

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:27 PM 09/17/2021
FILED 05:27 PM 09/17/2021
SR 20213279419 - File Number 5956339

CERTIFICATE OF INCORPORATION
OF
SMARTFOAM, INC.

ARTICLE I

The name of this corporation shall be SmartFoam, Inc. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "***General Corporation Law***").

ARTICLE IV

The Corporation is authorized to issues three classes of shares, designated "***Common Stock***," "***Non-Voting Common Stock***" and "***Preferred Stock***." The total number of shares of Common Stock that the Corporation is authorized to issue is Ten Million (10,000,000) shares, $0.0001 par value per share. The total number of shares of Non-Voting Common Stock that the Corporation is authorized to issue is Three Million (3,000,000) shares, $0.0001 par value per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is Three Million (3,000,000) shares, $0.0001 par value per share.

The Preferred stock will be issued in series. The first series of Preferred Stock shall be comprised of One Million (1,000,000) shares and shall be designated "***Series AA Preferred Stock***."

ARTICLE V

The relative rights, preferences, privileges, and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. **<u>Dividends</u>**. The holders of shares of Series AA Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or Non-Voting Common Stock) on the Common Stock of the Corporation, at the rate of six percent (6%) of the Original Series AA Price (as defined in Section 5(a) hereof) per share per annum as adjusted for any consolidations, combinations, stock distributions, stock dividends, stock splits or similar events (each a "***Recapitalization Event***"), when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. If, after the satisfaction of the foregoing requirements, the Board of Directors of the Corporation declares or pays any dividend with respect to the Common Stock, the holders of shares of Series AA Preferred Stock shall be entitled to receive such dividend as if such shares of Series AA Preferred Stock had been converted into Common Stock as of the date immediately preceding the record date for such distribution. If at any time declared dividends upon the Series AA Preferred Stock shall not have been paid or a sum sufficient for payment thereof set apart, no dividend shall be declared or paid or any other distribution ordered or made, or any sum or sums set aside or applied to the purchase or redemption of any Common Stock, other than a dividend payable in Common Stock or as provided in Section 2(d) of this Article.

2. **Liquidation Preference**. In the event of the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:

(a) **Preference.** In the event of (i) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or not, (ii) the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Corporation, (iii) the exclusive license of all or substantially all of the material intellectual property rights of the Corporation, or (iv) the acquisition of the Corporation by means of consolidation, corporate reorganization, merger or other transaction or series of related transactions in which shareholders of the Corporation immediately prior to such transaction(s) do not own at least a majority of the outstanding voting securities of the successor entity (in each case, other than in connection with capital raising transactions undertaken in the ordinary course of business, or a reincorporation of the Corporation into another jurisdiction) (each, a ***"Liquidation Event"),*** distributions to the Corporation's shareholders shall be made in the following manner:

(i) The holders of Series AA Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or property of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount equal to the greater of (A) the Original Series AA Price (as defined in Section 5(a) hereof) per share (appropriately adjusted for any Recapitalization Event with respect to such shares), for each share of Series AA Preferred Stock then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series AA Preferred Stock (collectively, the "***Series AA Preference***"***);*** or (B) such amount per share as would have been payable to such holder thereof if such shares of Series AA Preferred Stock had been converted into Common Stock pursuant to Section 5 hereof immediately prior to a Liquidation Event. If upon the occurrence of such events, the assets and funds available for distribution are insufficient to permit the payment to the holders of Series AA Preferred Stock of such full Series AA Preference, then the entire assets and funds of the Corporation legally available for distribution to shareholders will be distributed among the holders of the Series AA Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to clause (A) of the preceding sentence of this Section 2(a)(i).

(ii) After payment has been made to the holders of Series AA Preferred Stock of the full amounts to which they are entitled pursuant to Section 2(a)(i) above, the remaining assets of the Corporation available for distribution to shareholders shall be distributed ratably among the holders of Common Stock, both voting ("Common Stock") and non-voting ("Non-Voting Common Stock.")

(b) **Value of Securities and Property.** The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value at the time of payment to the Corporation or at the time made available to shareholders, all as determined by the Board of Directors in the good faith exercise of its reasonable business judgment, provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the *Wall Street Journal* or similar publication; and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(c) **Right to Convert.** Nothing hereinabove set forth shall affect in any way the right of each holder of Series AA Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section 5 hereof.

(d) **Consent for Certain Repurchases.** In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California General Corporations Code (the "***CGCL***") shall not apply in all or in part with respect to such repurchases, and each holder of an outstanding share of Series AA Preferred Stock shall be deemed to have consented, solely for the purposes of Sections 502, 503 and 506 of the CGCL, to the distributions deemed to be made to such holders of Common Stock.

3. **Voting Rights**.

(a) **General Rights.** Except as otherwise required by law, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Series AA Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of stockholders, such votes to be counted together with all other shares of stock of the Corporation having general voting power and not separately as a class. Fractional votes by the holders of Series AA Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series AA Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Series AA

Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Holders of Non-Voting Common Stock have no voting rights.

(b) <u>Cumulative Voting</u>. As long as the Corporation is subject to Section 2115 of the CGCL, every stockholder entitled to vote at an election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

<u>(c) Series AA Preferred Stock Protective Provisions</u>. At any time when shares of Series AA Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

(ii) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series AA Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(iii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(iv) effect any merger or consolidation or any other Liquidation Event; or

(v) incur indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, if the aggregate outstanding indebtedness of the Corporation for borrowed money following such action would exceed $250,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course.

4. **Conversion Rights**. The holders of the Series AA Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

(a) **Right to Convert.** Each share of Series AA Preferred Stock shall be convertible without the payment of any additional consideration by the holder thereof and, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent of the Corporation for the Series AA Preferred Stock. Each share of Series AA Preferred Stock shall be convertible at the conversion rate determined by dividing the Original Series AA Price by the Series AA Conversion Price (determined as provided herein) in effect at the time of conversion. The "***Original Series AA Price***" shall be $3.00 and the initial "***Series AA Conversion Price***" shall be $3.00. The number of shares of Common Stock into which each share of Series AA Preferred Stock may be converted is hereinafter referred to as the "***Series AA Conversion Rate***" of the Series AA Preferred Stock. The Series AA Conversion Price shall be subject to adjustment as set forth in Section 5(c) of this Article.

(b) **Automatic Conversion.** Each share of Series AA Preferred Stock shall automatically be converted into such number of fully paid and nonassessable shares of Common Stock at the then effective Series AA Conversion Rate immediately upon the earlier of:

(i) The written consent of the holders of more than fifty percent (50%) of the then outstanding Series AA Preferred Stock, voting together as a class; or.

(ii) The closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "***Securities Act***") covering the offer and sale of Common Stock (other than a registration on Form S-8, Form S-4 or comparable or successor forms), with aggregate gross proceeds (prior to underwriters' commissions and expenses) to the Corporation of at least $10,000,000 and a per share price of not less than three (3) times the Original Series AA Price (as appropriately adjusted for a Recapitalization.

(c) **Mechanics of Conversion.**

(i) **Notice of Conversion**. Before any holder of Series AA Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the headquarters of the

Corporation or of any transfer agent for the Corporation and shall give written notice to the Corporation at such office that the holder elects to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued (except that no such written notice of election to convert shall be necessary in the event of an automatic conversion pursuant to this Section 5). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series AA Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series AA Preferred Stock to be converted (except that in the case of an automatic conversion pursuant to Section 5(b)(i) hereof such conversion shall be deemed to have been made on such date as is specified in or determined pursuant to such written consent, and in the case of an automatic conversion pursuant to Section 5(b)(ii) hereof such conversion shall be deemed to have been made immediately prior to the closing of the offering referred to in Section 5(b)(ii)) and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the occurrence of either of the events specified in Section 5(b) above, the outstanding shares of Series AA Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series AA Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

(ii) **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of shares of Series AA Preferred Stock. In lieu of any fractional shares to which the holder of Series AA Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock as determined by the Board of Directors of the Corporation. The number of whole shares issuable to each holder upon such conversion shall be determined on the basis of the number of shares of Common Stock issuable upon conversion of the total number of shares of Series AA Preferred Stock of each holder at the time converting into Common Stock.

(iii) **Status of Converted Shares**. No shares of Series AA Preferred Stock which have been converted into Common Stock after the original issuance thereof shall ever again be reissued and all such shares so converted shall upon such conversion be appropriately canceled on the books of the Corporation and shall be restored to the status of authorized but unissued Preferred Stock of the Corporation, undesignated as to series.

(iv) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series AA Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series AA Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series AA Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

(v) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, the Corporation shall mail to each holder of Series AA Preferred Stock at least ten (10) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right. The notice period herein contained may be shortened or waived by the affirmative vote or written consent of the holders of at least seventy-five percent (75%) of the issued and outstanding Series AA Preferred Stock.

(d) Adjustments to Series AA Conversion Price.

(i) **Adjustments for Dividends, Splits, Subdivisions, Combinations, or Consolidation of Common Stock.** In the event the outstanding shares of Common Stock shall be subdivided, combined or consolidated, by stock split, stock dividend, combination or like event, into a greater or lesser number of shares of Common Stock after the Series AA Original Issue Date, the Series AA Conversion Price in effect immediately prior to such subdivision, combination, consolidation or stock dividend shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted. As used herein, "***Series AA Original Issue Date***" shall mean the date on which the Series AA Preferred Stock is first issued by the Corporation.

(ii) **Adjustments for Other Distributions.** In the event the Corporation at any time or from time to time makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution payable in securities of the Corporation other than shares of Common Stock and other than as otherwise adjusted in this Section 5, then and in each such event provision shall be made so that the holders of Series AA Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation which they would have received had their Series AA Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 5 with respect to the rights of the holders of the Series AA Preferred Stock.

(iii) **Adjustments for Reclassification, Exchange and Substitution.** If the Common Stock issuable upon conversion of the Series AA Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above), the Series AA Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Series AA Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series AA Preferred Stock immediately before that change.

(iv) **Adjustments on Issuance of Additional Stock.**

(1) **Adjustments to Conversion Price.** If the Corporation shall issue "Additional Stock" (as defined in Section 4(d)(iv)(2) below) for a consideration per share less the Series AA Conversion Price in effect on the date and immediately prior to such issue, then and in such event, the Series AA Conversion Price shall be reduced concurrently with such issue, to a price (calculated to three decimal places) determined by multiplying such Conversion Price by a fraction (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue, plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Stock so issued (or deemed to be issued) would purchase at such Conversion Price; and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Additional Stock so issued; provided that, for purposes of this Section 4(d)(iv)(1), all shares of Common Stock issuable upon conversion of the outstanding Series AA Preferred Stock, all shares of Common Stock issuable upon exercise of outstanding stock options and all shares of Common Stock issuable upon exercise or conversion of any other outstanding security or debt instrument of the Corporation shall be deemed to be Common Stock outstanding.

(2) **Definition of Additional Stock**. For purposes of this Section 4(d)(iv), "Additional Stock" shall mean all Common Stock issued or deemed to be issued pursuant to Section 4(d)(iv)(3) below by the Corporation after the date on which the first share of Series AA Preferred was issued (the "Series AA Original Issue Date") other than (A) issuances for which conversion adjustments have been made pursuant to subsections (i), (ii) and (iii) of this Section 4(d); (B) as a dividend or distribution with respect to Series AA Preferred; (C) to directors, officers, employees, consultants and advisors of the Corporation pursuant to the Corporation's stock option plans as designated and approved by the Board of Directors and the holders of not less than sixty-six and two thirds percent (66 2/3%) of the then-outstanding shares of Series AA Preferred; (D) if the same does not constitute a Liquidation Event, pursuant to the acquisition by the Corporation of another corporation or entity by consolidation, corporate reorganizations, or merger or purchase of all or substantially all of the assets of such corporation or entity as approved by the Board of Directors; (E) in connection with equipment leasing, real estate, bank financing or similar transactions approved by the Board of Directors; (F) to vendors or customers as approved by the Board of Directors; (G) upon conversion of the Series AA Preferred Stock; (H) in connection with strategic alliances, joint ventures, or other corporate partnerships, research and development agreements, product development or marketing agreements or other similar agreements approved by the Corporation's Board of Directors; (I) Common Stock issuable upon exercise or conversion of any other outstanding security or debt instrument of the Corporation which is outstanding on the Series AA Original Issue Date.

(3) **Deemed Issuance of Common Stock**.

(A) Except as otherwise contemplated pursuant to Section 4(d)(iv)(2)(A) through (I), if the Corporation (i) grants or amends (except for an amendment to a security issued pursuant to Section 4(d)(iv)(2)(A) through (I) pursuant to which the exercise or conversion price therefor is increased) any rights or options to subscribe for, purchase, or otherwise acquire shares of Common Stock (or a security convertible into Common Stock), or (ii) issues or sells any security convertible into, or exchangeable for, shares of Common Stock, then, in each case, such granting, amendment, issue or sale shall be considered to be an issue or sale for cash of the maximum number of shares of Common Stock issuable on exercise, conversion or exchange at the price per share determined under this Section 4(d)(iv)(3), and the Series AA Conversion Price shall be subject to adjustment as provided in this Section 4(d)(iv)(3) to reflect (on the basis of that determination) the issue or sale. No further adjustment of such Conversion Prices shall be made as a result of the actual issuance of shares of Common Stock on the exercise of any such rights or options or the conversion or exchange of any such convertible securities. The price per share of Common Stock issuable on the exercise of such rights or options or the conversion or exchange of the securities shall be determined by dividing the total amount, if any, received by the Corporation as consideration for the granting of the rights or options or the issue or sale of the convertible or exchangeable securities, plus the minimum aggregate amount of additional consideration payable to the Corporation on exercise or conversion of the securities, by the maximum number of shares of Common Stock issuable on the exercise, conversion or exchange.

(B) Upon the redemption or repurchase of any such securities or the expiration or termination of the right to convert into, exchange for, or exercise with respect to, Common Stock, the Series AA Conversion Price shall be readjusted to such price as would have been obtained had the adjustment made upon their issuance been made upon the basis of the issuance of only the number of such securities as were actually converted into, exchanged for, or exercised with respect to, Common Stock. If the purchase price received or the conversion rate or exchange rate provided for in any such security changes at any time, then, upon such change becoming effective, the Series AA Conversion Price then in effect shall be readjusted forthwith to such price as would have been obtained had the adjustment made upon the issuance of such securities been made upon the basis of (i) the issuance of only the number of shares of Common Stock theretofore actually delivered upon the conversion, exchange or exercise of such securities, and the total consideration received therefor, and (ii) the granting or issuance, at the time of such change, of any such securities then still outstanding for the consideration, if any, received by the Corporation therefor and to be received on the basis of such changed price or rate.

(4) **Determination of Consideration.** For the purpose of making any adjustment in the Conversion Price as provided above, the consideration received by the Corporation for any issue or sale of Common Stock shall be computed:

(A) to the extent it consists of cash, as the amount of cash received by the Corporation before deduction of any offering expenses payable by the Corporation and any underwriting or similar commissions, compensation, or concessions paid or allowed by the Corporation in connection with such issue or sale;

(B) to the extent it consists of property other than cash, at the fair market value of that property as determined in good faith by the Board of Directors; and

(C) if Common Stock is issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Common Stock.

(v) **Certificate as to Adjustments.** Upon the occurrence of each adjustment or readjustment of the Series AA Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Series AA Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of the Series AA Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustments and readjustments; (B) the Series AA Conversion Price at the time in effect; and (C) the number of shares of Common Stock and the type and amount, if any, of other securities which at the time would be received upon the conversion of the Series AA Preferred Stock.

5. Redemption Rights.

(a) General. Unless prohibited by Delaware law governing distributions to stockholders, all or a portion of the Series AA Preferred Stock shall be redeemed by the Corporation at the written request of any holder(s) of Series AA Preferred Stock with the approval of holders of at least two-thirds of the outstanding Series AA Preferred Stock (the "***Redemption Request***") following the earlier to occur of (i) January 1, 2023, (ii) the sale of Series AA Preferred Stock in one or a series of related transactions in which the holders as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions (by virtue of securities issued or sold in such transaction or series of related transactions) fail to hold at least 50% of the voting power of the Corporation following such transaction or series of related transactions or (iii) a sale of all or substantially all of the assets of the Corporation. The price for which such Series AA Preferred Stock shall be redeemed shall equal the Original Series AA Price, plus all declared but unpaid dividends thereon (the "***Redemption Price***") and shall be payable in two (2) annual installments commencing not more than sixty (60) days after receipt by the Corporation of the Redemption Request. The date of each such installment provided in the Redemption Request shall be referred to as a "***Redemption Date***." On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Series AA Preferred Stock owned by each requesting holder, that number of outstanding shares of Series AA Preferred Stock determined by dividing (i) the total number of shares of Series AA Preferred Stock to be redeemed by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series AA Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares of Series AA Preferred Stock that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

(b) **<u>Redemption Notice.</u>** The Corporation shall send written notice of the mandatory redemption (the "***Redemption Notice***") to each holder of record of Series AA Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(i) the number of shares of Series AA Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(ii) the Redemption Date and the Redemption Price;

(iii) the date upon which the holder's right to convert such shares terminates; and

(iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series AA Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Series AA Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this <u>Section 4</u>, then the shares of Series AA Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "***Excluded Shares***." Excluded Shares shall not be redeemed or redeemable pursuant to this <u>Section 4</u>, whether on such Redemption Date or thereafter.

(c) **<u>Surrender of Certificates; Payment.</u>** On or before the applicable Redemption Date, each holder of shares of Series AA Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in <u>Section 2</u>, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series AA Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series AA Preferred Stock shall promptly be issued to such holder.

(d) **<u>Redeemed or Otherwise Acquired Shares.</u>** Any shares of Series AA Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series AA Preferred Stock following redemption.

6. **Interpretation**. Whenever a reference is made in this Article V to a Section, such reference shall be to the applicable section of this Article V unless otherwise indicated.

ARTICLE VI

Subject to any additional vote required by this Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VII

Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VIII

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE X

To the fullest extent permitted by law, no director shall be personally liable to the Corporation for its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article X by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE XI

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

ARTICLE XII

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Company in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the Chief Executive Officer of the Corporation this 30 th day of June , 2021.

SMARTFOAM, INC.

By: ________________________
Jeff Slosar, Chief Executive Officer